UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-42892

Agencia Comercial Spirits Ltd

(Exact name of registrant as specified in its charter)

No. 65, Ln. 114, Xishi Rd., Xi’an Vil., Fengyuan Dist.

Taichung City 42061, Taiwan (R.O.C.)

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The information disclosed under this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

Resignation of Executive Director

On August 22, 2026, Mr. LIU Shihao (“Mr. Liu”) tendered his resignation as an executive director of Agencia Comercial Spirits Ltd (the “Company”), effective August 22, 2026 (the “Effective Date”). Mr. Liu will continue to serve as the Chief Financial Officer of the Company. Mr. Liu’s resignation as an executive director was not a result of any disagreement with the Company’s operations, policies, practices, financial reporting or any other matter.

The board of directors (the “Board”) of the Company would like to express its sincere gratitude to Mr. Liu for his contributions to the Company during his tenure as an executive director.

Change in Board Size and Composition

Following the resignation described above, the Board resolved that, effective from the Effective Date, the exact number of directors constituting the Board shall be six (6), comprising two (2) executive directors, namely Mr. LI Qiang and Mr. TSAI Yi-Yang, and four (4) independent directors, namely Mr. John Robert FIORE, Ms. LEE Su-Jung, Mr. TIAN Yiding and Mr. LI Cheuk Hang.

Following these changes, the composition of the Board committees is as follows:

●	Audit Committee: Consists of Mr. TIAN Yiding, Mr. John Robert FIORE, Mr. LI Cheuk Hang, and Ms. LEE Su-Jung, with Mr. LI Cheuk Hang serving as the chairperson of the audit committee.

●	Compensation Committee: Consists of Mr. TIAN Yiding, Mr. John Robert FIORE, Mr. LI Cheuk Hang, and Ms. LEE Su-Jung, with Ms. LEE Su-Jung serving as the chairperson of the compensation committee.

●	Nominating and Corporate Governance Committee: Consists of Mr. TIAN Yiding, Mr. John Robert FIORE, Mr. LI Cheuk Hang, and Ms. LEE Su-Jung, with Mr. John Robert FIORE serving as the chairperson of the nominating and corporate governance committee.

Continuation as Chief Financial Officer

The Board confirmed that Mr. Liu shall continue to serve as the Chief Financial Officer of the Company without interruption following the Effective Date. Mr. Liu’s resignation as an executive director shall not constitute or be treated as a resignation from or termination of his position or employment as Chief Financial Officer.

Approval of Supplemental Employment Agreement

The Board approved a supplemental employment agreement between the Company and Mr. Liu, amending the existing employment agreement to reflect Mr. Liu’s cessation as an executive director and his continuation as Chief Financial Officer. Mr. Liu’s existing basic salary of HK$60,000 per month and his other economic terms under the existing employment agreement shall remain unchanged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agencia Comercial Spirits Ltd

Date: August 24, 2026	By:	/s/ Tsai Yi Yang
	Name:	Tsai Yi Yang
	Title:	Director and Chief Executive Officer

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